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                                                                 Exhibit 1.A.5.e



                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                     ACCELERATED DEATH BENEFIT OPTION RIDER

This Rider is a part of the Policy to which it is attached. The Insured under this Rider is the Insured under the Policy. This Rider does not apply to any benefits provided by Rider.

BENEFIT

While this Rider is in force, You may elect to receive a portion of the Net Death Benefit, called the "living benefit," prior to the Insured's death under either the terminal illness option or the nursing home option, subject to the definitions, conditions and limitations in this Rider. This option may only be exercised once.

DEFINITIONS

"Option amount" means that portion of the Death Benefit which You elect to apply under this option.

"Option percentage" is the option amount divided by the Death Benefit.

"Living benefit" is the option amount which has been reduced for interest and other factors. It is equal to the lump sum benefit under this Rider, and is the amount used to determine the monthly benefit. The living benefit will not be less than the Cash Surrender Value of the Policy multiplied by the option percentage. The following factors will be used to calculate the living benefit:
            -      Age;
            -      sex, unless the Policy is issued on a unisex basis;
            -      life expectancy;
            -      Policy Value;
            -      Outstanding Loan;
            - rate of interest currently being credited to the Fixed Account, including those values which are subject to Outstanding Loan;
            -      Face Amount;
            -      Death Benefit option;
            -      current cost of insurance charges;
            -      administrative charges; and
            -      an expense charge not to exceed $500.

An amount equal to the Outstanding Loan multiplied by the option percentage will be deducted from the living benefit. The remaining Outstanding Loan will continue in force.

The assumptions We use to calculate the living benefit may change from time to time. The factors used to compute the living benefit will be set and changed only prospectively; that is, based on changes in future expectations. We will not change these factors to recoup any prior losses or distribute past gains under the Rider.

"Eligible nursing home" means an institution or special nursing unit of a hospital which meets at least one of the following requirements:

I. it is Medicare - approved as a provider of skilled nursing care services;
II. it is licensed as a skilled nursing home or as an intermediate care facility by the state in which it is located; or
III.     it meets all the requirements listed below:

            - it is licensed as a nursing home by the state in which it is located;
            - its main function is to provide skilled, intermediate or custodial nursing care;
            - it is engaged in providing continuous room and board accommodations to 3 or more persons;
            - it is under the supervision of a registered nurse (RN) or licensed practical nurse (LPN);
            -      it maintains a daily medical record of each patient; and
            - it maintains control and records for all medications dispensed.

Institutions which primarily provide residential facilities are not eligible nursing homes.

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"Proof of claim satisfactory to Us" shall include:

            - a request signed by the insured to disclose all facts concerning the insured's health;
            - records of the attending physician, including a prognosis of the Insured; and
            - if We request, a medical examination of the Insured at our expense conducted by a physician We choose.

CONDITIONS

Upon written request You may elect to receive payment under one of the accelerated Death Benefit options subject to the following conditions:

            -      the Policy is in force;
            - a written consent has been given by any collateral assignee, irrevocable beneficiary and the Insured if You are not the Insured; and
            -      the Insured qualifies for the option You elect.

TERMINAL ILLNESS OPTION

If You provide proof of claim satisfactory to Us that the insured's life expectancy is 12 months or less, You may elect to receive equal monthly payments for 12 months. For each $1,000 of living benefit, each payment will be at least $85.21. This assumes an annual interest rate of 5%.

If the Insured dies before all the payments have been made, We will pay the Beneficiary in one sum the present value of the remaining payments due under this Rider calculated at the interest rate We use to determine those payments.

If You do not wish to receive monthly payments, You may elect to receive an amount equal to the living benefit in a lump sum.

NURSING HOME OPTION

If (1) the Insured is confined to an eligible nursing home and has been confined there continuously for the preceding six months; and (2) You provide proof of claim satisfactory to Us that the Insured is expected to remain in the nursing home until death, You may elect level monthly payments for the number of years shown in the table that follows. For each $1,000 of living benefit, each payment will be at least the minimum amount shown in that table. The table assumes an annual interest rate of 5%.

If the Insured dies before all the payments have been made, We will pay the Beneficiary in one sum the present value of the remaining payments due under this Rider calculated at the interest rate We use to determine those payments.

You may elect a longer payment period than that shown in the table. If You do, monthly payments will be reduced so that the present value of the monthly payments for the longer payment period is equal to the present value of the payments for the period shown in the table, calculated at an interest rate of at least 5%.

                                Payment Period in Years                   Minimum Monthly Payment For Each $1,000 Of Living Benefit
                1                                                       $85.21
                2                                                       $43.64
                3                                                       $29.80
                4                                                       $22.89
                5                                                       $18.74
                6                                                       $15.99
                7                                                       $14.02
                8                                                       $12.56
                9                                                       $11.42
                10                                                      $10.51
                11                                                      $9.77
                12                                                      $9.16
                13                                                      $8.64

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
                14                                                      $8.20
                15                                                      $7.82
                16                                                      $7.49
                17                                                      $7.20
                18                                                      $6.94
                19                                                      $6.71
                20                                                      $6.51
                21                                                      $6.33
                22                                                      $6.17
                23                                                      $6.02
                24                                                      $5.88
                25                                                      $5.76
                26                                                      $5.65
                27                                                      $5.54
                28                                                      $5.45
                29                                                      $5.36
                30                                                      $5.28


We reserve the right to set a maximum monthly benefit, which will not be less than $5,000.

If You do not wish to receive monthly payments, You may elect to receive a single sum equal to the living benefit.

EFFECT ON POLICY

The Policy's Death Benefit will be decreased by the option amount. Such decrease will be effective on the Monthly Processing Date following the date of the Written Request. Existing insurance will be decreased or eliminated in the following order:

            -      first, the most recent increase;
            -      second, the next most recent increases successively; and
            -      last, the initial Face Amount.

Surrender charge applicable to the decrease in the Face Amount will be waived. The amount of the charge which is waived will be:

            - the surrender charge applicable to any increased Face Amount which is eliminated in the order set forth above; plus
            - a Pro-rata share of the surrender charge applicable to a partial reduction in an increase or in the original Face Amount.

New Policy Details pages will be issued. These pages will include the following information:

            -      the effective date of the decrease;
            - the amount of the decrease and the benefit remaining in force;
            -      the revised surrender charge;
            -      the revised minimum monthly factor, if any; and
            -      the new guideline premiums.

The Policy Value will be reduced in the same proportion as the reduction in the Death Benefit. Riders will continue in force.

FIRST TO DIE POLICY

The following provisions apply if this Rider is attached to a First to Die Flexible Premium Adjustable Life Insurance Policy: The "Insured" shall mean the first insured to qualify for benefits under this Rider. No additional living benefits will be provided if other Insureds qualify prior to the death of the first insured to die. If the first to die under the Policy is not the first insured to qualify under this Rider, the Net Death Benefit as adjusted by this Rider will be paid to the beneficiary of the Policy and payment of the living benefit will continue as provided in this Rider.

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EXCLUSION

No benefit will be paid under this Rider if a claim results, directly or indirectly, from a suicide attempt or a self-inflicted injury (while sane or insane) for any period during which a suicide exclusion is applicable.

TERMINATION

This Rider will terminate on the first to occur of:

            -      the end of the grace period of a Premium in default; or
            - the termination or maturity of the Policy while the insured is alive; or
            -      at any time on Your Written Request.

GENERAL

The Policy Details pages will show the Date of Issue of this Rider.

The living benefit will be made available to You on a voluntary basis only.
Accordingly:

            - If You are required by law to exercise this option to satisfy the claim of creditors, whether in bankruptcy or otherwise, You are not eligible for this benefit.
            - If You are required by a government agency to exercise this option in order to apply for, obtain, or retain a government benefit or entitlement, You are not eligible for this benefit.

Except as otherwise provided, all conditions and provisions of the Policy apply to this Rider.




                    [SIG]                              [SIG]

                  Secretary                          President



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